SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December, 2011

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ✓                Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____                      No  ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

an offer announcement regarding acquisition of all of the outstanding shares in the issued share capital of China Gas by ENN Energy Holdings Limited and China Petroleum & Chemical Corporation (the “Registrant”) dated December 12, 2011.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Offerors or China Gas nor is it a solicitation of any acceptance, vote or approval in any jurisdiction.

(incorporated in the Cayman Islands with limited liability)	(a joint stock company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 2688)	(Stock Code: 386)

OFFER ANNOUNCEMENT

(1) PRE-CONDITIONAL VOLUNTARY GENERAL OFFER BY CITIGROUP GLOBAL MARKETS ASIA LIMITED
ON BEHALF OF
ENN ENERGY AND SINOPEC CORP.
TO ACQUIRE ALL OF THE OUTSTANDING SHARES IN THE ISSUED SHARE CAPITAL OF CHINA GAS
(OTHER THAN THOSE SHARES ALREADY HELD BY ENN ENERGY AND SINOPEC CORP. AND PARTIES ACTING IN CONCERT WITH THEM) AND TO CANCEL ALL THE OUTSTANDING SHARE OPTIONS OF CHINA GAS

AND

(2) VERY SUBSTANTIAL ACQUISITION OF ENN ENERGY

AND

(3) RESUMPTION OF TRADING OF ENN ENERGY

Financial Adviser to ENN Energy and Sinopec Corp.

INTRODUCTION

Further to an initial approach by the Offerors to China Gas on December 7, 2011, the Offerors have decided that they intend to, subject to the satisfaction of the Pre-Conditions, make a voluntary conditional cash offer (i) to acquire all of the outstanding shares in the issued share capital of China Gas (other than those China Gas Shares already held by the Offerors and their Concert Parties) and (ii) to cancel all outstanding Options.

THE OFFERS

The Offers will be made by the Financial Adviser on behalf of the Offerors, on the following basis:

The Share Offer:

Consideration of the Share Offer

For each Offer Share	HK$3.50 in cash

The Option Offer:

The Offerors will make (or procure to be made on its behalf) appropriate offers to the China Gas Optionholders in accordance with Rule 13 of the Takeovers Code to cancel all outstanding Options in exchange for cash.

(A)	In respect of Options with an exercise price of HK$0.71:

	For cancellation of each such Option	HK$2.79 in cash

(B)	In respect of Options with an exercise price of HK$0.80:

	For cancellation of each such Option	HK$2.70 in cash

(C)	In respect of Options with an exercise price of HK$1.50:

	For cancellation of each such Option	HK$2.00 in cash

(D)	In respect of Options with an exercise price of HK$1.52:

	For cancellation of each such Option	HK$1.98 in cash

(E)	In respect of Options with an exercise price of HK$2.10:

	For cancellation of each such Option	HK$1.40 in cash

(F)	In respect of Options with an exercise price of HK$2.32:

	For cancellation of each such Option	HK$1.18 in cash

(G)	In respect of Options with an exercise price of HK$2.60:

	For cancellation of each such Option	HK$0.90 in cash

The Option Offer will be conditional upon the Share Offer becoming unconditional. The Option Offer will be extended to all China Gas Optionholders in accordance with the Takeovers Code. Further information on the Option Offer will be set out in a letter to the China Gas Optionholders which will be despatched as far as practicable contemporaneously with the despatch of the Offer Document.

The Offers will be financed as to 55% of the Total Consideration by ENN Energy and 45% of the Total Consideration by Sinopec Corp.

The Offer Price represents a premium of approximately 25.0% over the closing price of HK$2.80 per China Gas Share as quoted on the Stock Exchange on the Last Trading Date.

Although the China Gas Board is yet to express its views on the Offers, the Offerors are hopeful that the attractiveness of the Offer Price and the potential benefits that the Offerors can bring to China Gas provide compelling reasons for the China Gas Board to recommend the Offers.

PRE-CONDITIONS TO THE OFFERS

The making of the Offers by the Offerors is subject to the satisfaction of the following pre- conditions on or prior to the Long Stop Date (the “Pre-Conditions”):

(1)
with respect to both Offerors, the joint submission by the Offerors to, and acceptance by MOFCOM, under the Anti Monopoly Law of the PRC in respect of the Transaction and the clearance or deemed clearance (through the expiration of the relevant statutory time periods for review by MOFCOM) by MOFCOM under the Anti Monopoly Law of the PRC of the Transaction, on terms reasonably acceptable to the Offerors;

(2)	with respect to ENN Energy:

	(a)	the grant of approval of the Transaction (including the signing of the Consortium Agreement) as a “very substantial acquisition” pursuant to the Listing Rules at the EGM of ENN Energy; and

	(b)	the clearance of any necessary PRC national security review in connection with the Transaction if required under applicable laws, on terms reasonably acceptable to ENN Energy;

(3)
with respect to Sinopec Corp., the obtaining of approvals or authorizations of, the making of the necessary filings and registrations with, and notifications to, the NDRC, MOFCOM, SASAC and SAFE, in each case, of the PRC in connection with the Transaction, on terms reasonably acceptable to Sinopec Corp.;

(4)
the obtaining of all other Approvals necessary in connection with the Transaction that are either to be submitted to the Relevant Authority(ties) by the Offerors jointly or by ENN Energy or Sinopec Corp. separately, which may be required as a result of or in connection with or otherwise arising from any changes in applicable laws and regulations that come into effect after the date of this announcement, on terms reasonably acceptable to the Offerors; and

(5)
that sufficient access to conduct due diligence on China Gas is given by China Gas to the Offerors for assessing whether Completion would result in any event of default or other event giving the lenders of China Gas a right to accelerate the repayment of any obligations prior to the stated maturity date arising from any financing documentations to which any member of the China Gas Group is a party and no lender of China Gas indicating on or prior to the Long Stop Date that it will exercise such rights to accelerate repayment or claim an event of default.

Neither ENN Energy nor Sinopec Corp. may waive the Pre-Conditions except with respect to Pre-Condition (5). If the Pre-Conditions are not satisfied on or before the Long Stop Date and the Offerors have not extended the Long Stop Date, the Offers will not be made by the Offerors and the Transaction will not be implemented (unless the Offerors extend the Long Stop Date). All references to the Offers in this announcement are references to the possible Offers which will be made if and only if the Pre-Conditions are satisfied.

The Offerors will issue a further announcement as soon as practicable if they have agreed to extend the Long Stop Date.

The Offerors will issue a further announcement as soon as practicable after the Pre- Conditions have been satisfied or if the Pre-Conditions have not been satisfied and the Offers will not be made.

CONDITIONS TO THE OFFERS

The Offers to be made by the Offerors upon satisfaction of the Pre-Conditions are subject to the following Conditions:

(a)
valid acceptances of the Share Offer being received (and not, where permitted, withdrawn) by 4:00 p.m. on the Closing Date (or such later time or date as the Offerors may, subject to the rules of the Takeovers Code, decide) in respect of such number of Offer Shares which would result in the Offerors and their Concert Parties holding more than 50% of the voting rights in China Gas;

(b)
the China Gas Shares remaining listed and traded on the Stock Exchange up to the Closing Date (or, if earlier, the Unconditional Date) save for any temporary suspension(s) of trading of the China Gas Shares as a result of the Offers and no indication being received on or before the Closing Date (or, if earlier, the Unconditional Date) from the SFC and/or the Stock Exchange to the effect that the listing of the China Gas Shares on the Stock Exchange is or is likely to be withdrawn;

(c)
(i) all Consents as are necessary for the acquisition of the Offer Shares and in connection with, including, without limitation, any change in the direct or indirect shareholder(s) or ultimate controlling shareholder(s) of any member of the China Gas Group that has been granted the concession rights or licences to carry out its operations having been obtained in form and substance satisfactory to the Offerors and remaining in full force and effect without variation from all Relevant Authority(ies) and all conditions (if any) to such Consents having been fulfilled; (ii) each member of the China Gas Group possessing or having obtained all licences and permits from the Relevant Authority(ies) that are necessary to carry on its business; and (iii) all mandatory consents from third parties having been obtained for the acquisition of the China Gas Shares;

(d)	no event having occurred which would make the Offers or the acquisition of any of the Offer Shares void, unenforceable, illegal or prohibit implementation of the Offers;

(e)
no Relevant Authority(ies) in any jurisdiction having taken or instituted any action, proceeding, suit, investigation or enquiry, or enacted or made or proposed, and there not continuing to be outstanding, any statute, regulation, demand or order that would make the Offers void, unenforceable or illegal or prohibit the implementation of, or which would impose any material conditions or obligations with respect to the Offers (other than such orders or decisions as would not have a material adverse effect on the legal ability of the Offerors to proceed with or consummate the Offers); and

(f)
since the date of the last audited consolidated financial statements of China Gas, there having been no change, effect, fact, event or circumstance which has had or would reasonably be expected to have a material adverse effect on, or to cause a material adverse change in, the general affairs, management, financial position, business, prospects, conditions (whether financial, operational, legal or otherwise), earnings, solvency, current or future consolidated financial position, shareholders’ equity or results of operations of China Gas or any member of the China Gas Group, whether or not arising in the ordinary course of business.

The Offerors reserve the right to waive, in whole or in part, all or any of the Conditions to the Offers set out above (except for Conditions (a) and (d) which may not be waived).

Pursuant to Note 2 to Rule 30.1 of the Takeovers Code, the Offerors may only invoke any or all of the Conditions so as not to proceed with the Offers if the circumstances which give rise to the right to invoke any such Condition are of material significance to the Offerors in the context of the Offers.

INTENTIONS OF THE OFFERORS IN RELATION TO THE CHINA GAS GROUP

It is the intention of the Offerors to continue with the existing principal businesses of the China Gas Group upon completion of the Offers. The Offerors do not intend to introduce any significant changes to the operations of China Gas. Following Completion, other than the corresponding arrangements in relation to the China Gas Board and senior management as contemplated in the Consortium Agreement, the Offerors have no intention to make any other material changes to the continued employment of the employees of the China Gas Group. The Offerors intend to further collaborate with the China Gas Group with a view to develop their respective PRC natural gas distribution market.

Subject to market conditions, the Offerors will explore various opportunities to further develop and expand the business of the China Gas Group, including but not limited to the possibility of undertaking new investments and/or conducting fund raising exercises to increase capital.

The Offerors have entered into the Consortium Agreement in relation to the conduct of the Offers, corporate governance of the China Gas Group after completion of the Offers, post- completion arrangements and other matters in relation to the Offers.

MAINTAINING THE LISTING STATUS OF THE COMPANY

The Offerors do not intend to exercise any rights of compulsory acquisition under Rule 2.11 of the Takeovers Code if the Share Offer is accepted in respect of 90% of the Offer Shares or more.

Upon completion of the Offers, if less than 25% of the China Gas Shares are held by the public or if the Stock Exchange believes that:

(a) a false market exists or may exist in the trading of the China Gas Shares, or

(b) there are insufficient China Gas Shares in public hands to maintain an orderly market, the Stock Exchange may exercise its discretion to suspend dealings in the China Gas
Shares. Accordingly, upon completion of the Offers, the number of China Gas Shares held by members of the public may be below the minimum prescribed public float of 25%, which may result in the Stock Exchange suspending the trading in the China Gas Shares until the prescribed minimum level of public float is restored.

The Offerors intend to, together with China Gas, use reasonable endeavours to maintain the listing status of the China Gas Shares on the Stock Exchange and procure that not less than 25% of the issued share capital in China Gas be held by the public in compliance with the Listing Rules. The Offerors have agreed in the Consortium Agreement that if less than 25% of the China Gas Shares are held by the public upon Completion, they will either sell down certain of the Offer Shares acquired by them pursuant to the Share Offer or procure China Gas to issue new China Gas Shares in order to restore the public float to at least 25% of the issued share capital of China Gas. The Offerors have agreed in the Consortium Agreement that if they fail to procure China Gas to issue new China Gas Shares, they will sell to members of the public a sufficient number of Offer Shares which they have acquired pursuant to the Offers in the proportion of 55% by ENN Energy and 45% by Sinopec Corp. to restore the minimum public float as required under the Listing Rules.

FINANCING OF THE OFFERS

The maximum cash consideration for the Offers is approximately HK$16,699,756,843, assuming all the holders of Options exercise their Options and accept the Share Offer. The Offers will be financed as to 55% of the Total Consideration by ENN Energy by (i) a committed bridge facility available under the Facility Agreement; and (ii) cash from its internal resources of ENN Energy and as to 45% of the Total Consideration by Sinopec Corp. by a credit facility available under the Sinopec Letter of Credit and/or cash from its internal sources and/or other financing resources.

LISTING RULES IMPLICATIONS

Based on the calculation of the relevant percentage ratios under Chapter 14 of Listing Rules, the Offers may constitute a very substantial acquisition for ENN Energy as at least one of the applicable percentage ratios may exceed 100%. Therefore, the Offers are subject to the reporting, announcement and shareholders’ approval requirements of Chapter 14 of the Listing Rules.

The EGM will be held to consider and, if thought fit, pass the requisite resolution(s) to approve the Offers, the Consortium Agreement and the transactions contemplated thereunder. So far as ENN Energy is aware, no ENN Energy Shareholder will be required to abstain from voting at the EGM.

A circular containing, among other things, details of the Offers and the Consortium Agreement and the notice convening the EGM will be despatched to the ENN Energy Shareholders on or before February 28, 2012.

RESUMPTION OF TRADING

At the request of ENN Energy, trading in the ENN Energy Shares has been suspended with effect from 9:00 a.m. on December 7, 2011 pending the release of this announcement. An application has been made by each of ENN Energy to the Stock Exchange for the resumption of trading in the ENN Energy Shares with effect from 9:00 a.m. on December 13, 2011.

(1)
PRE-CONDITIONAL VOLUNTARY GENERAL OFFER BY CITIGROUP GLOBAL MARKETS ASIA LIMITED ON BEHALF OF ENN ENERGY AND SINOPEC CORP. TO ACQUIRE ALL OF THE OUTSTANDING SHARES IN THE ISSUED SHARE CAPITAL OF CHINA GAS (OTHER THAN THOSE SHARES ALREADY HELD BY ENN ENERGY AND SINOPEC CORP. AND PARTIES ACTING IN CONCERT WITH THEM) AND TO CANCEL ALL THE OUTSTANDING SHARE OPTIONS OF CHINA GAS

INTRODUCTION

Further to an initial approach by the Offerors to China Gas on December 7, 2011, the Offerors have decided that they intend to, subject to the satisfaction of the Pre-Conditions, make a voluntary conditional cash offer (i) to acquire all of the outstanding shares in the issued share capital of China Gas (other than those China Gas Shares already held by the Offerors and their Concert Parties) and (ii) to cancel all outstanding Options.

As at the date of this announcement, there are 4,383,055,098 China Gas Shares in issue and according to China Gas’s 2011 Annual Report, there are outstanding Options in respect of
598,304,000 China Gas Shares. The respective exercise prices of the outstanding Options and the period in which they are exercisable (as disclosed in China Gas’s 2011 Annual Report) are as follows:

Exercise price	Number of outstanding Options	Exercisable period
(HK$)

0.71	164,000,000	20 March 2005 – 5 October 2014

0.80	11,910,000	1 September 2004 – 8 January 2014

1.50	130,000,000	20 October 2010 – 19 October 2015

1.52	6,500,000	27 January 2011 – 26 January 2016

2.10	276,394,000	3 August 2011 – 2 August 2014

2.32	3,000,000	19 September 2008 – 22 August 2017

2.60	6,500,000	14 October 2009 – 16 September 2014/ 17 September 2012 – 16 September 2014

THE OFFERS

The Offers will be made by the Financial Adviser on behalf of the Offerors, on the following basis:

The Share Offer:

Consideration of the Share Offer

For each Offer Share	HK$3.50 in cash

The Share Offer will be extended to all eligible China Gas Shareholders in accordance with the Takeovers Code (other than the Offerors and their Concert Parties). The Offer Shares to be acquired under the Share Offer shall be fully paid and shall be acquired free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature and together with all rights attaching to them as at the Closing Date or subsequently becoming attached to them, including the right to receive in full all dividends and other distributions, if any, declared, made or paid on or after the Closing Date.

The Option Offer:

The Offerors will make (or procure to be made on its behalf) appropriate offers to the China Gas Optionholders in accordance with Rule 13 of the Takeovers Code to cancel all outstanding Options in exchange for cash.

(A)	In respect of Options with an exercise price of HK$0.71:

	For cancellation of each such Option	HK$2.79 in cash

(B)	In respect of Options with an exercise price of HK$0.80:

	For cancellation of each such Option	HK$2.70 in cash

(C)	In respect of Options with an exercise price of HK$1.50:

	For cancellation of each such Option	HK$2.00 in cash

(D)	In respect of Options with an exercise price of HK$1.52:

	For cancellation of each such Option	HK$1.98 in cash

(E)	In respect of Options with an exercise price of HK$2.10:

	For cancellation of each such Option	HK$1.40 in cash

(F)	In respect of Options with an exercise price of HK$2.32:

	For cancellation of each such Option	HK$1.18 in cash

(G)	In respect of Options with an exercise price of HK$2.60:

	For cancellation of each such Option	HK$0.90 in cash

The Option Offer will be conditional upon the Share Offer becoming unconditional. The Option Offer will be extended to all China Gas Optionholders in accordance with the Takeovers Code. Further information on the Option Offer will be set out in a letter to the China Gas Optionholders which will be despatched as far as practicable contemporaneously with the despatch of the Offer Document.

The Offers will be financed as to 55% of the Total Consideration by ENN Energy and 45% of the Total Consideration by Sinopec Corp.

Following acceptance of the Option Offer, the relevant Options together with all rights attaching thereto will be entirely cancelled and renounced.

Allocation proportion between and the use of wholly-owned subsidiaries by the Offerors

The Offerors will acquire Offer Shares tendered for acceptance by China Gas Shareholders pursuant to and in accordance with the terms of the Share Offer in the proportion of 55% by ENN Energy and 45% by Sinopec Corp. (rounded to the nearest whole number of shares). Each of the Offerors will pay for the Offer Shares tendered according to such proportion. The number of China Gas Shares that are to be acquired by the Offerors pursuant to the Offers will be adjusted to the extent that if prior to Completion but during the offer period, any Offeror acquires any China Gas Shares (other than the China Gas Shares tendered for acceptance pursuant to the Offers) in compliance with the Takeovers Code and in accordance with the Consortium Agreement, any such China Gas Shares acquired will be treated by the Offerors as if they were Offer Shares tendered for acceptance by China Gas Shareholders in accordance with the terms of the Share Offer.

Pursuant to Rule 13 of the Takeovers Code, the Offerors are required to make comparable offers for all the outstanding Options. The Offerors shall settle in cash the total sum which is required to satisfy the cancellation of all the outstanding Options which have been tendered by the relevant China Gas Optionholders for cancellation in accordance with the terms of the Option Offer in the proportion of 55% by ENN Energy and 45% by Sinopec Corp.

The obligations of the Offerors to make the Offers are several.

Without prejudice to the obligations of the Offerors under this Announcement, each of the Offerors reserves its right to make the Offers or complete the acquisition of Offer Shares through one or more wholly-owned subsidiaries that are directly or indirectly held by such Offeror.

The Offerors reserve the right to Transfer any Offer Shares acquired by them to any of their respective wholly-owned subsidiaries instead of holding any such Offer Shares themselves after Completion provided that such wholly-owned subsidiary agrees to be bound by all the terms and conditions of the Consortium Agreement and will upon its cessation of being a wholly-owned subsidiary of such Offeror, Transfer all of such Offer Shares to the relevant Offeror or another wholly-owned subsidiary of such Offeror.

Comparisons of value

The value which the Share Offer attributes to each Offer Share represents:

	Share price of China Gas	Premium/ (Discount) of the offer price to the share price
HK$		%

Closing price on the Last Trading Date	2.80	25.0

Average closing price for the last 5 trading days as quoted on the Stock Exchange immediately prior to and including the Last Trading Date	2.81	24.7

Average closing price for the last 10 trading days as quoted on the Stock Exchange immediately prior to and including the Last Trading Date	2.77	26.5

Average closing price for the last 20 trading days as quoted on the Stock Exchange immediately prior to and including the Last Trading Date	2.66	31.5

Average closing price for the last 30 trading days as quoted on the Stock Exchange immediately prior to and including the Last Trading Date	2.50	40.1

Average closing price for the last 60 trading days as quoted on the Stock Exchange immediately prior to and including the Last Trading Date	2.27	54.0

Highest and lowest China Gas Share prices

During the six-month period preceding the Last Trading Date, the highest closing price of the China Gas Shares as quoted on the Stock Exchange was HK$3.27 on June 8, 2011 and the lowest closing price of the China Gas Shares as quoted on the Stock Exchange was HK$1.63 on October 4, 2011.

Holdings of China Gas Shares and Options by the Offerors and their Concert Parties

In aggregate, as of the date of this announcement, the Offerors and their Concert Parties together hold 210,000,000 China Gas Shares, representing approximately 4.79% of the issued share capital of China Gas.

As of the date of this announcement, Sinopec Corp. holds 210,000,000 China Gas Shares, representing approximately 4.79% of the issued share capital of China Gas.

Save for the above, the Offerors and their Concert Parties do not hold any other China Gas

Shares and do not have any other interests in the share capital or voting rights of China Gas.

As of the date of this announcement, the Offerors and their Concert Parties do not hold any Options and have no outstanding options, derivatives, warrants or securities which are convertible into or exchangeable for securities of China Gas.

Dealings in securities in China Gas

During the six-month period ended on the date of this announcement, the dealings in China Gas Shares by the Offerors and their Concert Parties are as follows:

	Number of China Gas Shares purchased	Date of the relevant dealing	Purchase price per China Gas Share

ENN Energy	0	N/A	N/A
Sinopec Corp.	0	N/A	N/A

Save as disclosed above, the Offerors and their Concert Parties (other than the Financial Adviser group) had not dealt in the shares, convertible securities, warrants, options or derivatives of China Gas during the six-month period ended on the date of this announcement. Any dealings in the shares, convertible securities, warrants, options or derivatives of China Gas during the six-month period ended on the date of this announcement by the Financial Adviser group (other than members of the Financial Adviser group with exempt principal trader status and/or exempt fund manager status) will be disclosed in the Offer Document in accordance with the Takeovers Code.

Settlement of consideration

Settlement of consideration in respect of acceptances of the Offers will be made as soon as possible but in any event within ten days of the date of receipt of a complete and valid acceptance in respect of the Offers or of the Unconditional Date, whichever is the later.

VALUE OF THE OFFERS

As at the date of this announcement, there are 4,383,055,098 China Gas Shares in issue, of which the Offerors together with their Concert Parties hold 210,000,000 Shares. On the basis of the offer price of HK$3.50 per Offer Share and assuming that no Options are exercised before the close of the Offers, the Share Offer is valued at approximately HK$14,605,692,843.

According to China Gas’s 2011 Annual Report, there are a total of 598,304,000 Options outstanding entitling the China Gas Optionholders to subscribe for, pursuant to the Share Option Scheme, an aggregate of:

–         164,000,000 China Gas Shares at an exercise price of HK$0.71 per China Gas Share;

–         11,910,000 China Gas Shares at an exercise price of HK$0.80 per China Gas Share;

–         130,000,000 China Gas Shares at an exercise price of HK$1.50 per China Gas Share;

–         6,500,000 China Gas Shares at an exercise price of HK$1.52 per China Gas Share;

–         276,394,000 China Gas Shares at an exercise price of HK$2.10 per China Gas Share;

–         3,000,000 China Gas Shares at an exercise price of HK$2.32 per China Gas Share; and

–         6,500,000 China Gas Shares at an exercise price of HK$2.60 per China Gas Share.

Assuming none of the outstanding Options are exercised prior to the close of the Offers, the total amount required to satisfy the cancellation of all the outstanding Options is HK$1,158,928,600.

Based on the above and assuming that no Options are exercised prior to the close of the Offers, the Offers are valued at approximately HK$15,764,621,443 in aggregate.

In the event all the Options are exercised in full by the China Gas Optionholders prior to the Closing Date and the Share Offer is accepted in full (including all China Gas Shares issued and allotted as a result of the exercise of the Options), China Gas will have to issue 598,304,000 new China Gas Shares, representing approximately 12.01% of the enlarged issued share capital of China Gas. The maximum value of the Share Offer will be increased to approximately HK$16,699,756,843 as a result thereof. In that case, no amount will be payable by the Offerors under the Option Offer and China Gas shall receive an aggregate subscription price of approximately HK$935,135,400 arising from the exercise of the Options.

CONFIRMATION OF FINANCIAL RESOURCES

Assuming that all the outstanding Options are exercised before the close of the Offers and that the Share Offer is accepted in full, the financial resources required of the Offerors in order to satisfy their obligations in respect of the Offers amount to approximately HK$16,699,756,843, of which ENN Energy shall only be responsible for approximately HK$9,184,866,264 and Sinopec Corp. shall only be responsible for approximately HK$7,514,890,579.

Assuming that no Option is exercised before the close of the Offers and that the Offers are accepted in full, the financial resources required of the Offerors in order to satisfy their obligations in respect of the Offers amount to approximately HK$15,764,621,443, of which ENN Energy shall only be responsible for approximately HK$8,670,541,794 and Sinopec Corp. shall only be responsible for approximately HK$7,094,079,649.

Citigroup Global Markets Asia Limited has been appointed as the financial adviser to the Offerors in respect of the Offers. Citigroup Global Markets Asia Limited is satisfied that sufficient financial resources are available to ENN Energy to satisfy 55% of, and to Sinopec Corp. or its wholly-owned subsidiary to satisfy 45% of, the total consideration in respect of full acceptance of the Offers.

The Offers will be financed as to 55% of the Total Consideration by ENN Energy by (i) a committed bridge facility available under the Facility Agreement; and (ii) cash from its internal resources and as to 45% of the Total Consideration by Sinopec Corp. by a credit facility available under the Sinopec Letter of Credit and/or cash from its internal resources and/or other financing resources.

Please refer to the section headed “Facility Agreement” in this announcement for the principal terms and further information of the Facility Agreement.

ALTHOUGH THE CHINA GAS BOARD IS YET TO EXPRESS ITS VIEWS ON THE OFFERS, THE OFFERORS ARE HOPEFUL THAT THE ATTRACTIVENESS OF THE OFFER PRICE AND THE POTENTIAL BENEFITS THAT THE OFFERORS CAN BRING TO CHINA GAS PROVIDE COMPELLING REASONS FOR THE CHINA GAS BOARD TO RECOMMEND THE OFFERS.

PRE-CONDITIONS TO THE OFFERS

The making of the Offers by the Offerors is subject to the satisfaction of the following pre- conditions on or prior to the Long Stop Date (the “Pre-Conditions”):

(1)	with respect to both Offerors:

(a)
the joint submission by the Offerors to, and acceptance by MOFCOM, under the Anti Monopoly Law of the PRC in respect of the Transaction and the clearance or deemed clearance (through the expiration of the relevant statutory time periods for review by MOFCOM) by MOFCOM under the Anti Monopoly Law of the PRC of the Transaction, on terms reasonably acceptable to the Offerors;

(2)	with respect to ENN Energy:

	(a)	the grant of approval of the Transaction (including the signing of the Consortium Agreement) as a “very substantial acquisition” pursuant to the Listing Rules at the EGM of ENN Energy; and

	(b)	the clearance of any necessary PRC national security review in connection with the Transaction if required under applicable laws, on terms reasonably acceptable to ENN Energy;

(3)
with respect to Sinopec Corp., the obtaining of approvals or authorizations of, the making of the necessary filings and registrations with, and notifications to, the NDRC, MOFCOM, SASAC and SAFE, in each case, of the PRC in connection with the Transaction, on terms reasonably acceptable to Sinopec Corp.;

(4)
the obtaining of all other Approvals necessary in connection with the Transaction that are either to be submitted to the Relevant Authority(ties) by the Offerors jointly or by ENN Energy or Sinopec Corp. separately which may be required as a result of or in connection with or otherwise arising from any changes in applicable laws and regulations that come into effect after the date of this announcement, on terms reasonably acceptable to the Offerors; and

((1), (2), (3) and (4) under this section together known as the “Required Approvals”)

(5)
that sufficient access to conduct due diligence on China Gas is given by China Gas to the Offerors for assessing whether Completion would result in any event of default or other event giving the lenders of China Gas a right to accelerate the repayment of any obligations prior to the stated maturity date arising from any financing documentations to which any member of the China Gas Group is a party and no lender of China Gas indicating on or prior to the Long Stop Date that it will exercise such rights to accelerate repayment or claim an event of default.

Neither ENN Energy nor Sinopec Corp. may waive the Pre-Conditions except with respect to Pre-Condition (5). If the Pre-Conditions are not satisfied on or before the Long Stop Date and the Offerors have not extended the Long Stop Date, the Offers will not be made by the Offerors and the Transaction will not be implemented (unless the Offerors extend the Long Stop Date). All references to the Offers in this announcement are references to the possible Offers which will be made if and only if the Pre-Conditions are satisfied.

The Offerors will issue a further announcement as soon as practicable if they have agreed to extend the Long Stop Date.

The Offerors will issue a further announcement as soon as practicable after the Pre- Conditions have been satisfied or if the Pre-Conditions have not been satisfied and the Offers will not be made.

CONDITIONS TO THE OFFERS

The Offers to be made by the Offerors upon satisfaction of the Pre-Conditions are subject to the following Conditions:

(a)
valid acceptances of the Share Offer being received (and not, where permitted, withdrawn) by 4:00 p.m. on the Closing Date (or such later time or date as the Offerors may, subject to the rules of the Takeovers Code, decide) in respect of such number of Offer Shares which would result in the Offerors and their Concert Parties holding more than 50% of the voting rights in China Gas;

(b)
the China Gas Shares remaining listed and traded on the Stock Exchange up to the Closing Date (or, if earlier, the Unconditional Date) save for any temporary suspension(s) of trading of the China Gas Shares as a result of the Offers and no indication being received on or before the Closing Date (or, if earlier, the Unconditional Date) from the SFC and/or the Stock Exchange to the effect that the listing of the China Gas Shares on the Stock Exchange is or is likely to be withdrawn;

(c)
(i) all Consents as are necessary for the acquisition of the Offer Shares and in connection with, including, without limitation, any change in the direct or indirect shareholder(s) or ultimate controlling shareholder(s) of any member of the China Gas Group that has been granted the concession rights or licences to carry out its operations having been obtained in form and substance satisfactory to the Offerors and remaining in full force and effect without variation from all Relevant Authority(ies) and all conditions (if any) to such Consents having been fulfilled; (ii) each member of the China Gas Group possessing or having obtained all licences and permits from the Relevant Authority(ies) that are necessary to carry on its business; and (iii) all mandatory consents from third parties having been obtained for the acquisition of the China Gas Shares;

(d)	no event having occurred which would make the Offers or the acquisition of any of the Offer Shares void, unenforceable, illegal or prohibit implementation of the Offers;

(e)
no Relevant Authority(ies) in any jurisdiction having taken or instituted any action, proceeding, suit, investigation or enquiry, or enacted or made or proposed, and there not continuing to be outstanding, any statute, regulation, demand or order that would make the Offers void, unenforceable or illegal or prohibit the implementation of, or which would impose any material conditions or obligations with respect to the Offers (other than such orders or decisions as would not have a material adverse effect on the legal ability of the Offerors to proceed with or consummate the Offers); and

(f)
since the date of the last audited consolidated financial statements of China Gas, there having been no change, effect, fact, event or circumstance which has had or would reasonably be expected to have a material adverse effect on, or to cause a material adverse change in, the general affairs, management, financial position, business, prospects, conditions (whether financial, operational, legal or otherwise), earnings, solvency, current or future consolidated financial position, shareholders’ equity or results of operations of China Gas or any member of the China Gas Group, whether or not arising in the ordinary course of business.

The Offerors reserve the right to waive, in whole or in part, all or any of the Conditions to the

Offers set out above (except for Conditions (a) and (d) which may not be waived).

Pursuant to Note 2 to Rule 30.1 of the Takeovers Code, the Offerors may only invoke any or all of the Conditions so as not to proceed with the Offers if the circumstances which give rise to the right to invoke any such Condition are of material significance to the Offerors in the context of the Offers.

WARNING: China Gas Shareholders, China Gas Optionholders and potential investors should be aware that the making of the Offers is subject to the satisfaction or waiver (where applicable) of the Pre-Conditions and the Offers are subject to the Conditions being fulfilled or waived (as applicable) and thus the Offers may or may not be made and may or may not become unconditional. China Gas Shareholders, China Gas Optionholders and potential investors should therefore exercise caution when dealing in the China Gas Shares and any options or other rights in respect of them. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

INFORMATION OF THE OFFERORS AND THEIR CONCERT PARTIES ENN Energy

ENN Energy was incorporated on July 20, 2000 as an exempted company with limited liability under the laws of the Cayman Islands. The shares of ENN Energy are listed on the Main Board of the Hong Kong Stock Exchange (stock code: 2688). The composition of the board of directors of ENN Energy is as follows:

Executive Directors:	Wang Yusuo, Cheung Yip Sang, Zhao Jinfeng, Yu Jianchao, Cheng Chak Ngok, Zhao Shengli, Wang Dongzhi

Non-executive Directors:	Zhao Baoju, Jin Yongsheng

Independent Non-executive Directors:	Wang Guangtian, Yien Yu Yu, Catherine, Kong Chung Kau

The principal activities of ENN Energy include gas connection, sales of piped gas, construction and operation of vehicle gas refuelling stations, distribution of bottled liquefied petroleum gas and sales of gas appliances in the PRC.

Sinopec Corp.

Sinopec Corp. was established on February 25, 2000 as a joint stock limited company in the PRC, with its shares listed on the Main Board of the Hong Kong Stock Exchange (stock code: 386) and the Shanghai Stock Exchange (stock code: 600028) and with its American depositary receipts listed on the New York Stock Exchange and the London Stock Exchange (Stock code: SNP). The directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Li Deshui+, Xie Zhongyu+, and Chen Xiaojin+, Ma Weihua+, Wu Xiaogen+.

#         Executive Director

*         Non-executive Director

+         Independent Non-executive Director

Sinopec Corp. is one of the largest integrated energy and chemical companies with upstream, midstream and downstream operations in China. The principal operations of Sinopec Corp. include: the exploration and production, pipeline transportation and sales of petroleum and natural gas; petroleum refining; the sales, storage and transportation of petroleum products, petrochemical products, synthetic fiber, fertilizer and other chemical products; import & export, as well as import and export agency business of oil, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information.

INFORMATION OF CHINA GAS GROUP

China Gas was incorporated in Bermuda with limited liability on August 22, 1995. The shares of China Gas are listed on the Main Board of the Stock Exchange (Stock Code: 384).

Shareholding structure of China Gas

The shareholding structure of China Gas (A) as at the date of this announcement; and (B) immediately following completion of the Offers (for illustration purposes only) is as follows:

(i)         Assuming none of the Options are exercised prior to completion of the Share Offer

			For illustration purposes only
Name of China Gas shareholder	As at the date of this announcement		Immediately following Completion (assuming minimum acceptance) (1)		Immediately following Completion (assuming maximum acceptance) (2)		Immediately following Completion (assuming maintenance of minimum level of public float) (3)
	No. of China Gas Shares held	% of issued share capital of China Gas	No. of China Gas Shares held	% of issued share capital of China Gas	No. of China Gas Shares held	% of issued share capital of China Gas	No. of China Gas Shares held	% of issued share capital of China Gas

Offerors and their Concert Parties (in aggregate)	210,000,000	4.79	2,195,910,604	50.10	4,383,055,098	100.00	3,287,291,324	75.00

ENN Energy	0	0	1,092,250,832	24.92	2,295,180,304	52.36	3,287,291,324	75.00

Sinopec Corp.	210,000,000	4.79	1,103,659,772	25.18	2,087,874,794	47.64	(the Offerors and their Concert Parties in aggregate) (4)	(the Offerors and their Concert Parties in aggregate) (4)

Other China Gas shareholders	4,173,055,098	95.21	2,187,144,494	49.90	0	0	1,095,763,774	25.00

Total	4,383,055,098	100.00	4,383,055,098	100.00	4,383,055,098	100.00	4,383,055,098	100.00

Note:

(1)	Assuming that the Offerors and their Concert Parties will hold 50.1% of the issued share capital of China Gas immediately following completion of the Share Offer.

(2)	Assuming that the Share Offer is accepted in full and before any actions required to restore the minimum public float of 25% of China Gas are taken.

(3)	Assuming that the Offerors and their Concert Parties will hold 75% of the issued share capital of China Gas and no increase in the number of outstanding China Gas Shares.

(4)
The Offerors intend, together with China Gas, to use reasonable endeavours to maintain the listing status of the China Gas Shares on the Stock Exchange and procure that not less than 25% of the issued share capital in China Gas be held by the public in compliance with the Listing Rules, which may involve the Offerors selling down certain of the Offer Shares acquired by them pursuant to the Share Offer or China Gas issuing new China Gas Shares. The respective percentages of shareholding in the issued share capital of China Gas by ENN Energy and Sinopec Corp. will be determined upon completion of any such step(s) to restore the public float of China Gas.

(ii)         Assuming all of the Options are exercised prior to completion of the Share Offer

			For illustration purposes only
Name of China Gas shareholder	Assuming all the Options are exercised		Immediately following Completion (assuming minimum acceptance) (1)		Immediately following Completion (assuming maximum acceptance) (2)		Immediately following Completion (assuming maintenance of minimum level of public float) (3)
	No. of China Gas Shares held	% of issued share capital of China Gas	No. of China Gas Shares held	% of issued share capital of China Gas	No. of China Gas Shares held	% of issued share capital of China Gas	No. of China Gas Shares held	% of issued share capital of China Gas

Offerors and their Concert Parties (in aggregate)	210,000,000	4.22	2,495,660,908	50.10	4,981,359,098	100.00	3,736,019,324	75.00

ENN Energy	0	0	1,257,113,499	25.24	2,624,247,504	52.68	3,736,019,324	75.00

Sinopec Corp.	210,000,000	4.22	1,238,547,409	24.86	2,357,111,594	47.32	(the Offerors and their Concert Parties in aggregate) (4)	(the Offerors and their Concert Parties in aggregate) (4)

Other China Gas shareholders	4,771,359,098	95.78	2,485,698,190	49.90	0	0	1,245,339,774	25.00

Total	4,981,359,098	100.00	4,981,359,098	100.00	4,981,359,098	100.00	4,981,359,098	100.00

Note:

(1)	Assuming that the Offerors and their Concert Parties will hold 50.1% of the issued share capital of China Gas immediately following completion of the Share Offer.

(2)	Assuming that the Share Offer is accepted in full and before any actions required to restore the minimum public float of 25% of China Gas are taken.

(3)	Assuming that the Offerors and their Concert Parties will hold 75% of the issued share capital of China Gas and no increase in the number of outstanding China Gas Shares.

(4)
The Offerors intend to, together with China Gas, use reasonable endeavours to maintain the listing status of the China Gas Shares on the Stock Exchange and procure that not less than 25% of the issued share capital in China Gas be held by the public in compliance with the Listing Rules, which may involve the Offerors selling down certain of the Offer Shares acquired by them pursuant to the Share Offer or China Gas issuing new China Gas Shares. The respective percentages of shareholding in the issued share capital of China Gas by ENN Energy and Sinopec Corp. will be determined upon completion of any such step(s) to restore the public float of China Gas.

(5)
According to China Gas’s 2011 Annual Report, 105,000,000 Options granted to certain former employees of China Gas have lapsed. Accordingly, the above outstanding Options do not include the 105,000,000 Options.

Operations and Businesses of China Gas

China Gas is a gas services operator and service provider primarily engaged in the investment, construction and operation of city gas pipeline infrastructure facilities, gas terminals, storage and transportation facilities, gas logistics systems, transmission of natural gas and LPG to residential, industrial and commercial users, construction and operation of gasoline and gas refilling stations, and development and application of petroleum, natural gas and LPG related technologies in the PRC.

New projects

According to the interim report for the 6 months ended September 30, 2011, issued by China Gas, as of September 30, 2011, the China Gas Group had secured 151 city piped gas projects (with exclusive concession rights), 9 long-distance natural gas pipeline projects, 112 compressed natural gas refilling stations for vehicles, 1 natural gas development project and
44 LPG distribution projects in 20 provinces, autonomous regions and directly administered cities. The China Gas Group secured an additional 3 city piped gas projects during the period from April 1, 2011 to September 30, 2011.

Gas Business

According to the interim report for the 6 months ended September 30, 2011 issued by China Gas, as of September 30, 2011, the China Gas Group’s gas business is managed under two segments, namely natural gas and LPG, the customer bases and market strategies of which are different from each other.

Natural Gas Business

According to the interim report for the 6 months ended September 30, 2011, issued by China Gas, as of September 30, 2011, the China Gas Group as a major supplier and service provider specialized in natural gas had established its unique and well-fit operating and management system in domestic gas industry, which plays a positive role in enhancing management efficiency and operating results.

Construction of Piped Gas Networks

City piped gas networks construction is one of the principal businesses of the China Gas Group. By constructing urban arterial and branch pipe networks, the China Gas Group connects natural gas pipelines to residential as well as industrial and commercial users, from whom connection fees and gas usage fees are charged. According to the interim report for the 6 months ended September 30, 2011 issued by China Gas, during the 6 months ended September 30, 2011, the China Gas Group had completed 7 processing stations, high-pressure gas pipelines of 167 km, city medium and low-pressure gas pipelines of approximately 670 km and branch and customer pipeline network of 1,410 km.

REASONS FOR THE OFFERS AND THE EXPECTED BENEFITS Benefits for ENN Energy

ENN Energy believes that the commercial reasons for entering into the Transaction are as follows:

Synergies between China Gas’s business and ENN Energy’s business

Both China Gas and ENN Energy are major integrated gas suppliers and operators in the PRC with diverse businesses covering supply and distribution of natural gas and LPG and construction and management of natural gas supply infrastructure on a nationwide basis. The similar sizes, regional spread and distribution network of China Gas and ENN Energy are expected to help improve their respective management efficiencies, reduce their respective costs, and optimize their respective use of resources. The Transaction will enable China Gas and ENN Energy to share their operational and management experiences in order to further enhance their business models and operations. Further, the synergy between the respective management skills and capabilities of China Gas and ENN Energy are expected to lead to enhanced proficiency and strategic planning of their respective businesses.

Enhanced market position and geographical coverage

As at June 30, 2011, ENN Energy has 100 piped gas projects which reaches into 15 provinces, autonomous regions and directly administered cities in the PRC.  As at September 30,
2011, China Gas operates 151 city pipe gas projects, 9 long distance natural gas pipeline projects, 112 Compressed Natural Gas (“CNG”) refilling stations for vehicles, 1 natural gas development project and 44 LPG distribution projects in 20 provinces, autonomous regions and directly-administered cities in the PRC. As at September 30, 2011, the natural gas supply projects operated by China Gas had a connectable city population of approximately 62,494,950 (approximately 18,983,808 households), as well as 1,428 industrial and 40,553 commercial acquired and connected customers. The synergy between the existing businesses of ENN Energy and China Gas will further expand their respective penetration in the PRC natural gas distribution market and further enhance their aggregate market coverage and market positions. Further, China Gas has relatively more established presence in the natural gas markets of Inner Mongolia and Shaanxi Provinces. This will allow ENN Energy to capitalize on the experience of operation in those provinces and complement its plans to expand into those markets which are relatively new to ENN Energy.

Benefits for Sinopec Corp.

Sinopec Corp. believes that the commercial reasons for entering into the Transaction are as follows:

To Optimize the Integrated Business Chain

Sinopec Corp. is an integrated energy and chemical company with operations in the upstream, midstream and downstream operations. It is also the largest LPG supplier in the PRC and one of the major natural gas suppliers in the PRC. The Transaction is consistent with Sinopec Corp.’s overall business development strategy in the PRC natural gas supply market. Through this Transaction, Sinopec Corp. hopes to rapidly expand its supply of natural gas to end users and in doing so, optimize its intergrated business chain.

In addition, Sinopec Corp. believes that the Transaction will optimize the synergies between the businesses of Sinopec Corp. and China Gas, which it believes will help to enhance the stability of the overall natural gas supply market in the PRC and allow it to deliver high quality services to its end customers.

Entering into New Profitable Business, Enhancing Shareholder Value

Through the Transaction, Sinopec Corp. will expand its businesses and improve its profitability. Combining Sinopec Corp.’s existing natural gas resources and pipeline networks and leveraging on China Gas’s independent and flexible management and operations platform as well as access to capital markets, Sinopec Corp. hopes to further develop potential opportunities in the fast-growing natural gas market in the PRC, thereby increasing its shareholders’ value.

Expected Benefits for China Gas

Business and operational efficiency

The Offerors have reasons to believe that having ENN Energy and Sinopec Corp. become controlling share holders will mean that China Gas will benefit from the significant management experiences and operational resources as well as strategic planning capabilities of ENN Energy and Sinopec Corp.

Corporate governance enhancement

The Offerors have reasons to believe that the Transaction would strengthen China Gas’s corporate governance and internal control capabilities by having two well known companies listed on the Stock Exchange as its controlling shareholders, both of whom have established reputations for responsible and well-maintained corporate governance.

INTENTIONS OF THE OFFERORS IN RELATION TO THE CHINA GAS GROUP

It is the intention of the Offerors to continue with the existing principal businesses of the China Gas Group upon completion of the Offers. The Offerors do not intend to introduce any significant changes to the operations of China Gas. Following Completion, other than the corresponding arrangements in relation to the China Gas Board and senior management as contemplated in the Consortium Agreement, the Offerors have no intentions to make any other material changes to the continued employment of the employees of the China Gas Group. The Offerors intend to further collaborate with the China Gas Group with a view to develop their respective PRC natural gas distribution market.

Subject to market conditions, the Offerors will explore various opportunities to further develop and expand the business of the China Gas Group, including but not limited to the possibility of undertaking new investments and/or conducting fund raising exercises to increase capital.

THE CONSORTIUM AGREEMENT

The Offerors have entered into the Consortium Agreement in relation to the conduct of the Offers, corporate governance of the China Gas Group after completion of the Offers, post- completion arrangements and other matters in relation to the Offers. The principal terms of the Consortium Agreement are summarized as follows.

Date of the Consortium Agreement

December 12, 2011

Parties

ENN Energy

Sinopec Corp.

Effective Date

The Consortium Agreement is effective upon signing except certain provisions in relation to the post-completion arrangements between ENN Energy and Sinopec Corp. which will become effective upon Completion.

Principal terms of the Consortium Agreement

Allocation proportion

The Offerors have agreed to acquire Offer Shares tendered for acceptance by China Gas Shareholders pursuant to and in accordance with the terms of the Share Offer in the proportion of 55% by ENN Energy and 45% by Sinopec Corp. (rounded to the nearest whole number of shares). The number of China Gas Shares that are to be acquired by the Offerors pursuant to the Offers will be adjusted to the extent that if prior to Completion but during the offer period, any Offeror acquires any China Gas Shares (other than the China Gas Shares tendered for acceptance pursuant to the Offers) in compliance with the Takeovers Code and in accordance with the Consortium Agreement, any such China Gas Shares acquired will be treated by the Offerors as if they were Offer Shares tendered for acceptance by China Gas Shareholders in accordance with the terms of the Share Offer. The Offerors shall settle in cash the total sum which is required to satisfy the cancellation of all the outstanding Options which have been tendered by the relevant China Gas Optionholders for cancellation in accordance with the terms of the Option Offer in the proportion of 55% by ENN Energy and 45% by Sinopec Corp.

Lock-up period

From (and including) the Completion Date until a date which is 18 months after the Completion Date (the “Lock-Up Period”), except as required to restore the minimum public float and in any Permitted Transfer, the Offerors have agreed not to, and to procure that their respective wholly-owned subsidiaries will not, without the prior written consent of the other Offeror, transfer all or any part of the Offer Shares acquired by such Offeror, fail to remain the registered holder and beneficial owner of all of such Offer Shares, or pledge or charge any of such Offer Shares as security for financing arrangements.

Permitted Transfer

The Offerors have agreed to permit each other to (each, a “Permitted Transfer”):

(a)
following the Completion Date, Transfer any or all Offer Shares acquired by it to its wholly-owned subsidiary; provided that (i) such wholly-owned subsidiary agrees in writing to be bound by all the terms and conditions of the Consortium Agreement, and (ii) in the event that such wholly-owned subsidiary ceases to be a wholly-owned subsidiary of the relevant Offeror, it shall Transfer all its rights and interest in such Offer Shares to the relevant Offeror or another wholly-owned subsidiary of such Offeror.

(b)
following the expiry of the Lock-Up Period, Transfer a number of the Offer Shares acquired by it, provided that, (i) the aggregate number of the Offer Shares transferred (after netting against the number of any China Gas Shares acquired by it or its wholly- ow ne d s ub sid ia rie s af te r t he Co mp let ion D at e) sh al l n ot ex ce ed 5% of th e the n outstanding and issued China Gas Shares at any time, and (ii) such Transfer would not result in the Offerors collectively holding, directly or indirectly, less than 50% plus one share of the then outstanding and issued China Gas Shares.

Right of first refusal

Following the expiry of the Lock-Up Period, other than in a Permitted Transfer, each of the Offerors may Transfer any or all of the Offer Shares acquired by it to a party other than the other Offeror only to the extent that the other Offeror has not exercised its right of first refusal in respect of all or part of such Offer Shares to purchase such Offer Shares on the same terms and conditions as in the proposed transfer to the proposed third-party purchaser.

Tag-along rights

Following the expiry of the Lock-Up Period, other than in a Permitted Transfer, if an Offeror proposes a Transfer of any or all of the Offer Shares acquired by it to a third party, to the extent that such Offer Shares have not been purchased by the other Offeror by exercising its right of first refusal, the non-selling Offeror shall have the tag-along rights to require the proposed third-party purchaser to purchase the Offer Shares held by it on a pro rata basis.

Pursuant to the Consortium Agreement, the selling Offeror will provide the proposed third- party purchaser with notice of the tag-along rights of the non-selling Offeror. The selling Offeror will procure the proposed third-party purchaser to make a written offer to the non- selling Offeror to purchase from it (on the same terms and condition) a fraction of the number of China Gas Shares intended to be sold by the selling Offeror which will reflect the then proportion of the respective holdings of China Gas Shares acquired by the Offerors pursuant to the Offers.

The non-selling Offeror will be entitled to exercise its tag-along rights in respect of all or part of the Offer Shares which it may sell to the proposed third-party purchaser under such tag- along sales offer.

Board of directors and senior management

Following Completion and subject to any substantial changes in their respective holdings of China Gas Shares, the Offerors have agreed to nominate an equal number of independent non-executive directors and an equal number of directors other than independent non- executive directors to the China Gas Board (including, an even number of directors other than independent non-executive directors, and provided that if the China Gas Board comprises an odd number of independent non-executive directors, one independent non-executive director shall be jointly nominated by the Offerors). The Offerors have agreed to appoint directors to the China Gas Board in the above manner for three-year terms and continue to ratify or re- appoint such directors to the China Gas Board in accordance with the Listing Rules and the articles of association of China Gas as necessary to achieve such three-year terms.

The Offerors have agreed to nominate for appointment by the China Gas Board an equal number of nominees for senior management positions of China Gas.

Following Completion, during the initial three-year term of the China Gas Board, the chairman of the China Gas Board will be nominated by one of the Offerors, as agreed by the Offerors, and the vice-chairman of the China Gas Board will be nominated by the other Offeror. Thereafter, the Offerors will rotate their right to appoint such chairman and vice-chairman of the China Gas Board in subsequent three-year terms of the China Gas Board.

Voting rights

The Offerors have agreed that with respect to all matters requiring either (i) approval by the China Gas Board; or (ii) approval by China Gas Shareholders (except for approvals by the China Gas Board or China Gas Shareholders concerning board of directors and senior management nominations and appointments (above) or such approvals which are mandatory under applicable laws and regulations), they will consult with each other before exercising or refraining from exercising their voting rights or exercising any control over their respectively nominated directors. In the event that the Offerors cannot agree on a course of action with respect to any such matter, neither of them will propose a resolution to the China Gas Board or at a meeting of China Gas Shareholders with respect to such matter, and each of them will cast its vote against, and exercise its control over its nominated directors against, the advancement of such matter by resolution or otherwise.

The Consortium Agreement provides that if one of the Offerors is required to abstain from voting with respect to a transaction under the Listing Rules (due to a material interest in such transaction or otherwise), such abstention will not preclude the other Offeror from voting with respect to such transaction (to the extent permissible under the Listing Rules), and the other Offeror will be permitted to exercise its voting rights in its absolute discretion and independent judgment for its own interest without reference to the interest or desires of the Offeror who is precluded from voting.

Termination

The Consortium Agreement (save for the certain limited surviving clauses) shall terminate upon the earliest to occur of the following:

(a)	the Long-Stop Date if the Pre-Conditions are not satisfied or waived (where applicable) by the Long Stop Date,

(b)	the date on which the Offerors jointly publish an announcement stating that the Pre- Conditions have not been fully satisfied or waived (where applicable);

(c)	the withdrawal of the Offers with the consent of the Executive;

(d)	the Offerors publishing a joint announcement stating that the Offers have failed to become unconditional in accordance with the Takeovers Code;

(e)	following Completion, either of the Offerors’ holding of China Gas Shares falling below 10% of the then issued share capital of China Gas; and

(f)	the agreement of the Offerors in writing to terminate the Consortium Agreement.

MAINTAINING THE LISTING STATUS OF CHINA GAS

The Offerors do not intend to exercise any rights of compulsory acquisition under Rule 2.11 of the Takeovers Code if the Share Offer is accepted in respect of 90% of the Offer Shares or more.

Upon completion of the Offers, if less than 25% of the China Gas Shares are held by the public or if the Stock Exchange believes that:

(a)         a false market exists or may exist in the trading of the China Gas Shares, or

(b)         there are insufficient China Gas Shares in public hands to maintain an orderly market,

the Stock Exchange may exercise its discretion to suspend dealings in the China Gas Shares. Accordingly, upon Completion, the number of China Gas Shares held by members of the public may be below the minimum prescribed public float of 25%, which may result in the Stock Exchange suspending the trading in the China Gas Shares until the prescribed minimum level of public float is restored.

The Offerors intend, together with China Gas, to use reasonable endeavours to maintain the listing status of the China Gas Shares on the Stock Exchange and procure that not less than 25% of the issued share capital in China Gas be held by the public in compliance with the Listing Rules. The Offerors have agreed in the Consortium Agreement that if less than 25% of the China Gas Shares are held by the public upon Completion, they will either sell down certain of the Offer Shares acquired by them pursuant to the Share Offer or procure China Gas to issue new China Gas Shares in order to restore the public float to at least 25% of the issued share capital of China Gas. The Offerors have agreed in the Consortium Agreement that if they fail to procure China Gas to issue new China Gas Shares, they will sell to members of the public a sufficient number of Offer Shares which they have acquired pursuant to the Offers in the proportion of 55% by ENN Energy and 45% by Sinopec Corp. to restore the minimum public float as required under the Listing Rules.

FURTHER TERMS OF THE OFFERS

In addition to the Pre-Conditions and the Conditions set out in this announcement, the Share Offer is made on the basis that acceptance of the Share Offer by any person will constitute a warranty by such person or persons to the Offerors that the Offer Shares acquired under the Share Offer are sold by such person or persons free from all third party rights, liens, charges, equities, adverse interests and encumbrances whatsoever and together with all rights attaching thereto as at the date of the Closing Date or subsequently becoming attached to them, including the right to receive all dividends (whether final or interim) and other distributions, if any, declared, made or paid on or after the Closing Date.

In addition, the Option Offer will be subject to and conditional upon the Share Offer becoming or being declared unconditional in all respects.

Upon satisfaction or waiver (where applicable) of the Pre-Conditions, the Offers will be made in compliance with the Takeovers Code which is administered by the Executive.

Sellers’ ad valorem stamp duty arising in connection with acceptance of the Share Offer will be payable by each China Gas Shareholder at the rate of HK$1.00 for every HK$1,000 or part thereof of the consideration payable by the Offerors for such shareholder’s Offer Shares and will be deducted from the cash amount due to such accepting China Gas Shareholder.

Each of the Offerors will pay its respective share of the buyer’s ad valorem stamp duty in relation to the Share Offer on its own behalf. No stamp duty is payable in connection with the Option Offer.

GENERAL MATTERS RELATING TO THE OFFERS

Availability of the Offers

To the extent practicable and permissible under applicable laws and regulations, the Offerors intend to make the Offers available to all China Gas Shareholders and China Gas Optionholders including those who are not resident in Hong Kong. The availability of the Offers to persons who are not resident in Hong Kong may be affected by the laws of the relevant overseas jurisdictions. Persons who are not resident in Hong Kong should inform themselves about and observe any applicable requirements and restrictions in their own jurisdictions, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with the other necessary formalities and the payment of any issue, transfer or other fares due in such jurisdiction.

In the event that the receipt of the Offer Document by overseas China Gas Shareholders or China Gas Optionholders is prohibited by any applicable laws and regulations or may only be effected upon compliance with conditions or requirements in such overseas jurisdictions that would be unduly burdensome, the Offer Document, subject to the Executive’s consent, will not be despatched to such overseas China Gas Shareholders or China Gas Optionholders. China Gas will apply for any waivers as may be required by the Executive pursuant to Note 3 to Rule 8 of the Takeovers Code at such time.

Any arrangements for overseas China Gas Shareholders or China Gas Optionholders to collect the Offer Document will be set out in a further announcement.

Offer Document

Pursuant to Rule 8.2 of the Takeovers Code, the Offerors should normally post the Offer Document within 21 days of the date of this announcement. As the making of the Offers by the Offerors is subject to the fulfilment or waiver (where applicable) of the Pre-Conditions, pursuant to Note 2 to Rule 8.2 of the Takeovers Code, the Offerors will make an application to the Executive for a waiver from Rule 8.2 of the Takeovers Code, pursuant to which the Offerors will apply for the despatch of the Offer Document within 7 days of the fulfillment or waiver (where applicable) of the Pre-Conditions. The Offer Document will contain, among other things, details of the Offers and an expected timetable in relation to the Offers.

Further agreements or arrangements

As at the date of this announcement, save for the Offers, there are no arrangement (whether by way of option, indemnity or otherwise) in relation to the shares of the Offerors or China Gas which might be material to the Offers.

As at the date of this announcement and save as disclosed in this announcement (including the principal terms of the Consortium Agreement), there are no agreements or arrangements to which any of the Offerors is a party which relate to the circumstances in which the Offerors may or may not invoke or seek to invoke a pre-condition or a condition to the Offers.

As at the date of this announcement, there are no relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) in China Gas which any of the Offerors or their Concert Parties has borrowed or lent.

Completion of the Offers

If the Pre-Conditions are not satisfied or waived (where applicable) on or before the Long Stop Date, the Offerors will not make the Offers and will not send out any Offer Document.

If any of the Conditions is not satisfied (or not waived where applicable) on or before the Closing Date, the Offers will lapse. In that case, the Offerors will issue an announcement in relation to the revision, extension, expiry or unconditionality of the Offers in accordance with the Takeovers Code and Listing Rules by 7:00 p.m. on the Closing Date. The latest time on which the Offerors can declare the Offers unconditional as to acceptances is 7:00 p.m. on the 60th day after the posting of the Offer Document (or such later date to which the Executive may consent).

If all the Pre-Conditions are satisfied or waived (where applicable) and all the Conditions are satisfied (or, if permissible, waived), China Gas Shareholders and China Gas Optionholders will be notified by way of an announcement in accordance with the Takeovers Code and Listing Rules as soon as practicable thereafter.

DEALINGS DISCLOSURE

In accordance with Rule 3.8 of the Takeovers Code, associates (as defined under the Takeovers Code and including a person who owns or controls 5% or more of any class of relevant securities) of China Gas and the Offerors (within the meaning of the Takeovers Code) are hereby reminded to disclose their dealings in any securities of China Gas pursuant to the Takeovers Code.

For this purpose, the full text of Note 11 to Rule 22 of the Takeovers Code is reproduced below:

“Responsibilities of stockbrokers, banks and other intermediaries Stockbrokers, banks and others who deal in relevant securities on behalf of clients have a general duty to ensure, so far as they are able, that those clients are aware of the disclosure obligations attaching to associates and other persons under Rule 22 and that those clients are willing to comply with them. Principal traders and dealers who deal directly with investors should, in appropriate cases, likewise draw attention to the relevant Rules. However, this does not apply when the total value of dealings (excluding stamp duty and commission) in any relevant security undertaken for a client during any 7-day period is less than HK$1 million. This dispensation does not alter the obligation of principals, associates and other persons themselves to initiate disclosure of their own dealings, whatever total value is involved. Intermediaries are expected to co-operate with the Executive in its dealings enquiries. Therefore, those who deal in relevant securities should appreciate that stockbrokers and other intermediaries will supply the Executive with relevant information as to those dealings, including identities of clients, as part of that co-operation.”

The Offerors, their nominees or brokers or associates may from time to time make certain purchases of, or arrangements to purchase China Gas Shares other than pursuant to the Offers, before or during the period in which the Offers remain open for acceptance in compliance with the Takeovers Code. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be reported to the SFC and will be available on the SFC website at http://www.sfc.hk/

GENERAL

The Offerors have appointed Citigroup Global Markets Asia Limited as its financial adviser in connection with the Transaction.

This announcement contains “forward-looking statements” as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Due to any known or unknown risks, uncertainty, or other factors, it is possible that actual results may substantially differ from the projections as expressly or implicitly indicated as “forward-looking statements”. The Offerors and their respective affiliates cannot promise that the projections expressly or implicitly indicated as “forward- looking statements” will result in being correct. The “forward-looking statements” in this announcement were prepared based on the information held by the Offerors as of the date of this announcement, and unless required by laws or the rules of a financial exchange, under the Takeovers Code or otherwise by the Executive to do so, the Offerors or their affiliates are not obliged to update or modify such statements in order to reflect any event or condition in the future.

(2)           VERY SUBSTANTIAL ACQUISITION OF ENN ENERGY THE TRANSACTION

Please refer to the sections headed “Introduction”, “The Offers”, “Value of the Offers”, “Pre- Conditions to the Offers”, “Conditions to the Offers” and “Further Terms of the Offers” for the terms and conditions of the Offers and other information of the Transaction.

ENN Energy and Sinopec Corp. have entered into the Consortium Agreement in relation to the conduct of the Offers, corporate governance of the China Gas Group after completion of the Offers, post-completion arrangements and other matters in relation to the Offers. Please refer to the section headed “Consortium Agreement” in this announcement for a summary of the principal terms of the Consortium Agreement.

With respect to ENN Energy, assuming that all the outstanding Options are exercised before the close of the Offers and that the Share Offer is accepted in full, the financial resources required of ENN Energy in order to satisfy its obligations in respect of full acceptance of the Offers amount to approximately HK$9,184,866,264.

Assuming that no Option is exercised before the close of the Offers and that the Offers are accepted in full, the financial resources required of ENN Energy in order to satisfy its obligations in respect of full acceptance of the Offers amount to approximately HK$8,670,541,794.

The Offer Price and consideration required for the cancellation of the Share Options and therefore, the consideration required of ENN Energy in respect of the Offers, are determined between the Offerors taking into account factors including the trend of the closing price of the China Gas shares, the asset value and historical financial information of China Gas and the prevailing market conditions and sentiments. ENN Energy will settle in cash its share of the Total Consideration.

Upon Completion, it is the Offerors’ intention that the listing status of China Gas be maintained. Accordingly, the Offerors have agreed in the Consortium Agreement to restore China Gas’s public float to no less than 25% in the event China Gas does not have sufficient public float following Completion. As such, ENN Energy will need to consolidate China Gas Group’s financial results into ENN Energy’s financial statements in the extreme case that ENN Energy holds more that 50% of the then issued share capital of China Gas immediately following Completion, until China Gas’s minimum public float is restored in accordance with the Listing Rules and the Consortium Agreement.

To the best of the knowledge, information and belief of the directors of ENN Energy, and having made all reasonable enquiries, each of China Gas, the China Gas Shareholders, China Gas Optionholders, Sinopec Corp. and their respective ultimate beneficial owner are third parties independent of ENN Energy and its connected persons.

PRE-CONDITIONS AND CONDITIONS TO THE OFFERS

Please refer to the sections headed “Pre-Conditions to the Offers” and “Conditions to the Offers” in this announcement for detailed descriptions of the Pre-Conditions to the making of the Offers by the Offerors and the Conditions to the Offers.

FINANCING FOR THE OFFERS

ENN Energy intends to fund its 55% portion of the Offers with a committed bridge facility under the Facility Agreement and cash from its internal resources. It may however diversify its funding sources by raising further funds from other means including without limitation proceeds from equity financing, debt capital markets financing and other internal sources of funds. As and when such plans materialize, ENN Energy will inform its shareholders and potential investors in accordance with applicable laws.

A statement on the sufficiency of ENN Energy’s working capital will be included in the circular to be despatched to ENN Energy Shareholders in respect of the very substantial acquisition.

FACILITY AGREEMENT

The principal terms of the Facility Agreement are set out as follows:

Date of the Facility Agreement

December 12, 2011

Principal Parties

Borrower:	ENN Energy

Guarantors:	ENN Gas Investment Group Limited and ENN Gas Hong Kong Investment Limited

Lender:	Citibank, N.A., Hong Kong Branch

For the purpose of the Facility Agreement, China Gas and its subsidiaries shall be excluded from the definition of “ENN Energy Group”.

Effective Date

The Facility Agreement is effective upon signing by all parties to it.

Facility

The facility comprises a Tranche A facility and a Tranche B facility.

Purposes of the facility

(a)	Tranche A:
to fund the acquisition of the Offer Shares and the cancellation of the Options and the costs, fees and expenses related to the Offers, the Facility Agreement and related financing documents and the financing of the Offers

(b)	Tranche B:
to refinance or repay ENN Energy’s existing US$150,000,000 syndicated facility agreement dated 9 November 2009 between, among others, ENN Energy as borrower and Bank of China (Hong Kong) Limited as agent and security agent and to pay the costs, fees and expenses related to the refinancing or repayment

Availability Period

(a)	Tranche A:
From and including the signing date of the Facility Agreement to the earlier of (i) June 30, 2012; (ii) the date on which the Offers lapse or are withdrawn, terminated or rescinded in accordance with the requirements of the Takeovers Code, the requirements of the Executive and all applicable laws and regulations; (iii) the first date on which the available facility under Tranche A facility is zero; and (iv) the payment in full by ENN Energy of its share of the total consideration in respect of the Offers

(b)	Tranche B:
the period from and including the signing date of the Facility Agreement to and including the earlier of (i) February 20, 2012; and the first date on which the available facility in respect of Tranche B facility is zero

Any utilization of the facility is subject to a limited number of events of default not being continuing or resulting from that relevant proposed utilization and a limited number of representations being true.

Repayment of loans

(a)	Tranche A:	to be repaid in full after 5 months from the first utilization date of the Tranche A facility

(b)	Tranche B:	to be repaid in full on May 31, 2012

Refinancing and prepayment of the facility

On and from the signing date of the Facility Agreement, ENN Energy shall use its reasonable efforts to prepay or repay (as the case may be) in full all amounts due or outstanding under the facility or cancel undrawn commitment under the facility in full as soon as possible (taking into account relevant market factors) by the raising of finance by ENN Energy or a member of the ENN Energy Group in the international or any relevant domestic capital markets which may include, without limitation, finance raised pursuant to the issuance of bonds or notes, private placements, issuance of equity or any equity-linked products.

The proceeds of raising of finance by any member of the ENN Energy Group, other than certain excluded refinancing of the existing indebtedness or drawings of existing commitments, will also be required to be applied to the prepayment of amounts borrowed under the facility. ENN Energy has agreed that on or before May 31, 2012 the aggregate of the repayment or prepayment of the facility and the cancellation of any available commitment under or pursuant to the Facility Agreement is equal to or more than US$250,000,000.

Material undertakings by ENN Energy and the guarantors

Financial covenants

ENN Energy has agreed that it will ensure that each of the following financial covenants are complied with:

(a)	Consolidated tangible net worth being more than RMB3,500,000,000;

(b)	Consolidated net total borrowings not exceeding 250% of consolidated tangible net worth;

(c)	Ratio of Consolidated EBITDA to consolidated interest expense being not less than 2.5 to 1.0; and

(d)	Consolidated secured debt not exceeding 40% of consolidated total debt.

Pari passu ranking

Each of ENN Energy and the guarantors has agreed to ensure that its respective obligations under the relevant financing documents will rank at least pari passu with all of its other respective present and future, actual or contingent, unsecured and unsubordinated obligations, except for obligations mandatorily preferred by law applying to companies generally.

Negative pledge

Each of ENN Energy and the guarantors has agreed to not and has agreed to ensure that no member of the ENN Energy Group will create or permit to subsist any security or quasi- security over any of its respective assets, subject to certain customary exceptions, certain existing security arrangements and an ability for the ENN Energy Group to create security or quasi-security over assets whose aggregate net book value is less than 15% of ENN Energy’s consolidated total assets. No security may be created over China Gas Shares acquired by ENN Energy.

Limitations on disposals

Each of ENN Energy and the guarantors has agreed to not and has agreed to ensure that no member of the ENN Energy Group will enter into any transactions to sell, lease, transfer or otherwise assign, deal with or dispose of all or a material part of its business, assets or revenues to a person other than a member of the ENN Energy Group, subject to certain exceptions, including:

(i)
disposals not exceeding 15% of aggregate total assets for the ENN Energy Group (excluding the China Gas Shares) during the term of the facility measured using the higher of net book value and net consideration receivable from such disposals; or

(ii)
disposal of China Gas Shares pursuant to a sale required to maintain the listing status of China Gas or pursuant to any distribution by China Gas (provided that the proceeds will be applied to the prepayment or repayment of the facility) or to Sinopec Corp. under the Consortium Agreement.

Dividend maximization from the subsidiaries of ENN Energy

ENN Energy has agreed to not declare any dividend or other income distribution in cash to its shareholders in excess of 40% of its consolidated net profit after tax for the period in respect of which the payment or distribution is made.

ENN Energy has also agreed that each of its subsidiaries shall take all steps as far as legally possible to declare and pay to ENN Energy the highest possible dividend which may be distributed from that subsidiary, provided that (a) at all times, an aggregate of not more than RMB2 billion cash may be retained by members of the ENN Energy Group incorporated in the PRC (taken as a whole), and (b) an amount equal to the cash of any subsidiary that is subject to contractual or commercial restrictions arising in the ordinary course of business shall not be required to be so distributed. Each member of the ENN Energy Group shall use its reasonable endeavours to overcome such restrictions.

Limitations on Changes to the Consortium Agreement and Offers

ENN Energy has agreed that, prior to the Completion, it will enforce its rights under the Consortium Agreement and it will not amend the Consortium Agreement, unless in a manner not materially prejudicial, or reasonably expected to be so, to the interests of the lenders under the facility or that reflects a permitted variation of the Offers.

ENN Energy has also agreed not to make certain material changes to the Offers, including extending the Long-Stop Date and any closing date for acceptance of the Offers (if such extension would result in the closing date for acceptance of the Offers falling after the last day of the availability period in respect of Tranche A facility), amending, varying, waiving, withdrawing or failing to invoke certain Pre-Conditions and Conditions, or increasing the price of the Offers or the consideration paid in the Offers except with cash of the ENN Energy Group, without the consent of the lenders under the facility, save as required by, or not permitted to invoke any Condition or Pre-condition by, the Takeovers Code, Listing Rules, other applicable law, the Executive, the Stock Exchange or the Takeovers and Mergers Panel.

Prepayment of the existing Bank of China syndicated loan facility

ENN Energy has agreed to procure prepayment in full of all amounts outstanding or due under the existing US$150,000,000 syndicated facility agreement dated November 9, 2009 between, among others, ENN Energy as borrower and Bank of China (Hong Kong) Limited as agent and security agent.

Please refer to the section headed “Confirmation of Financial Resources” in this announcement for further information of the financing arrangements in respect of ENN Energy in connection with the Offers.

LISTING RULES IMPLICATIONS

Based on the calculation of the relevant percentage ratios under Chapter 14 of Listing Rules, the Offers may constitute a very substantial acquisition for ENN Energy as at least one of the applicable percentage ratios may exceed 100%. Therefore, the Offers are subject to the reporting, announcement and shareholders’ approval requirements of Chapter 14 of the Listing Rules.

The EGM will be held to consider and, if thought fit, pass the requisite resolution(s) to approve the Offers, the Consortium Agreement and the transactions contemplated thereunder. So far as ENN Energy is aware, no ENN Energy Shareholder will be required to abstain from voting at the EGM.

A circular containing, among other things, details of the Offers and the Consortium Agreement and the notice convening the EGM will be despatched to the ENN Energy Shareholders on or before February 28, 2012.

INFORMATION OF CHINA GAS GROUP AND ITS PRINCIPAL BUSINESS

Please refer to the section headed “Information of China Gas Group” in this announcement for information of the China Gas Group including its principal business activities.

FINANCIAL INFORMATION OF CHINA GAS GROUP

The financial information of China Gas Group was prepared on the basis of Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants.

As of September 30, 2011, the unaudited consolidated total assets and net assets of the China Gas Group amounted to approximately HK$31.4 billion and HK$18.0 billion, respectively.

As of March 31, 2011, the audited consolidated total assets and net assets of the China Gas Group amounted to approximately HK$30.8 billion and HK$18.5 billion, respectively.

As of March 31, 2010, the audited consolidated total assets and net assets of the China Gas Group amounted to approximately HK$22.9 billion and HK$14.0 billion, respectively.

As of September 31, 2011, the unaudited consolidated net profits before and after taxation and extraordinary items of the China Gas Group were approximately HK$697 million and HK$443 million, respectively.

As of March 31, 2011, the audited consolidated net profits before and after taxation and extraordinary items of the China Gas Group were approximately HK$1,097 million and HK$781 million, respectively.

As of March 31, 2010, the audited consolidated net profits before and after taxation and extraordinary items of the China Gas Group were approximately HK$1,173 million and HK$1,015 million, respectively.

REASONS FOR THE OFFERS AND THE EXPECTED BENEFITS TO ENN ENERGY

Please refer to the section headed “Reasons for the Offers and the Expected Benefits” for details of the reasons for the Offers and the benefits which are expected to accrue to ENN Energy as a result of the Offers.

(3)           RESUMPTION OF TRADING

At the request of ENN Energy, trading in the ENN Energy Shares has been suspended with effect from 9:00 a.m. on December 7, 2011 pending the release of this announcement. An application has been made by ENN Energy to the Stock Exchange for the resumption of trading in the ENN Energy Shares with effect from 9:00 a.m. on December 13, 2011.

The directors (including the independent non-executive directors) of ENN Energy confirm that the terms and conditions of the Offers, the Consortium Agreement and the transactions contemplated thereunder are fair and reasonable and negotiated on an arm’s length basis upon normal commercial terms. Having considered the terms and conditions of the Offers and the benefits that are expected to accrue to ENN Energy as a result of the Offers, the Consortium Agreement and the transactions contemplated thereunder, the directors (including the independent non-executive directors) of ENN Energy further confirm that the Offers, the Consortium Agreement and the transactions contemplated thereunder are in the interests of the ENN Energy Group and the ENN Energy Shareholders as a whole.

WARNING: The making of the Offers by the Offerors is conditional upon the satisfaction or waiver (where applicable) of the Pre-Conditions. The Offers are conditional upon the satisfaction or waiver (where applicable) of the Conditions described in this announcement. China Gas Shareholders, China Gas Optionholders, shareholders of any of the Offerors and potential investors of China Gas or any of the Offerors should therefore exercise caution when dealing in shares, convertible bonds and/or options of China Gas or any of the Offerors.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

“Approvals”
means all clearances, approvals, licenses, consents, authorizations, waivers (including deemed clearance through expiry of any applicable statutory time periods or waiting periods) and permits from any Relevant Authorities, any shareholders or any third party;

“associates”	has the meaning ascribed to it in the Takeovers Code;

“China Gas”	means China Gas Holdings Limited, a company incorporated in Bermuda with limited liability with its shares listed on the Main Board of the Stock Exchange (stock code: 384) ;

“China Gas’s 2011 Annual Report”	means China Gas’s annual report for the financial year ended March 31, 2011;

“China Gas Board”	means the board of directors of China Gas;

“China Gas Group”	means China Gas and its subsidiaries;

“China Gas Optionholders”	means the holders of the Options;

“China Gas Shareholders”	means registered holders for the time being of the China Gas Shares;

“China Gas Shares”	means ordinary shares of HK$0.01 each in the issued share capital of China Gas;

“Closing Date”	means the date to be stated in the Offer Document as the first closing date of the Offers or any subsequent closing date as may be announced by the Offerors and approved by the Executive;

“Completion”	means the completion in full of the transfer of the Offer Shares to the Offerors and the cancellation of the Options pursuant to the Takeovers Code and the terms of the Offers;

“Completion Date”	means the date on which the transfer of the Offer Sha res to the O ffe ror s an d the ca ncel lat ion o f the Options are completed in full pursuant to the Takeovers Code and the terms of the Offers;

“Concert Parties”	means parties acting in concert with the Offerors as determined in accordance with the Takeovers Code;

“Conditions”	means the conditions of the Offers, as set out under the section headed “Conditions to the Offers” of this announcement;

“Consent(s)”
means any consent, approval, authorisation, qualification, waiver, permit, grant, franchise, concession, agreement, licence, exemption or order of, registration, certificate, declaration or permission from, or filing with, or report or notice to, any Relevant Authority(ies), including those required under or in relation to any concession rights or licences granted by the Relevant Authority(ies) to the China Gas Group to carry out its operations, whether under applicable laws or regulations, any agreement or arrangement with such Relevant Authority(ies), or otherwise;

“Consolidated EBIT”	means for any period the gross profit of the ENN Energy Group (after deducting all selling expenses, administrative expenses and other operating expenses) for that period;

“Consolidated EBITDA”
means for any period, Consolidated EBIT for that period but adding back amounts charged in that period in respect of depreciation and amortization (but before taking into account any exceptional or extraordinary items for that period);

“Consortium Agreement”	means the consortium agreement dated December 12, 2011 entered into between ENN Energy and Sinopec Corp.;

“EGM”
means an extraordinary general meeting of ENN Energy to be convened for the purpose of considering and, if thought fit, approving the Offers, the Consortium Agreement and the transactions contemplated thereunder;

“ENN Energy”	means ENN Energy Holdings Limited, a company incorporated in the Cayman Islands with limited liability with its shares listed on the Main Board of the Stock Exchange (stock code: 2688);

“ENN Energy Group”	means ENN Energy and its subsidiaries;

“ENN Energy Shareholder”	means registered holders for the time being of the ENN Energy Shares;

“ENN Energy Shares”	means ordinary shares of HK$0.1 each in the issued share capital of ENN Energy;

“Executive”	means the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director;

“Facility Agreement”	means the bridge facility agreement dated December 12, 2011 the principal terms of which are set out in the section headed “Facility Agreement” of this announcement;

“Financial Adviser”
means Citigroup Global Markets Asia Limited, a licensed corporation to carry on business in type 1 (Dealing in Securities), type 4 (Advising on Securities), type 6 (Advising on Corporate Finance) and type 7 (Providing Automated Trading Services) regulated activities under the Securities and Futures Ordinance ( C h a p t e r 5 7 1 , L a w s of H o n g K o n g) , t h e f i n a nc ia l adviser to the Offerors in relation to the Offers;

“HK$”	means Hong Kong dollar(s), the lawful currency of Hong Kong;

“Hong Kong”	means the Hong Kong Special Administrative Region of the PRC;

“Last Trading Date”	means December 6, 2011, being the last trading date prior to the suspension of trading in shares of China Gas and ENN Energy on the Stock Exchange pending the publication of this announcement;

“Listing Rules”	means the Rules Governing the Listing of Securities on the Stock Exchange;

“Lock-Up Period”	means the period from (and including) the Completion Date to a date which is 18 months after the Completion Date;

“Long Stop Date”	means:

(i) March 31, 2012; or

(ii) if the Required Approvals are still pending by March 31, 2012, the Offerors may agree to an extension of the Long Stop Date for a period of up to three months; or

(iii) such other date as the Offerors may agree in writing;

“MOFCOM”	means the Ministry of Commerce of the PRC (“中華人 民共和國商務部”);

“NDRC”	means the National Development and Reform Commission of the PRC (“中華人民共和國國家發展和 改革委員會”);

“Offer Document”
means, upon satisfaction of the Pre-Conditions, the o ff e r do cu me n t to b e i ss u ed b y t he O f fe ro r s to al l China Gas Shareholders and China Gas Optionholders in connection with the Offers and in accordance with the Takeovers Code which will contain, inter alia, details of the Offers and the terms and conditions of the Offers;

“Offer Shares”	means China Gas Shares in respect of which the Share Offer is made, being China Gas Shares not already owned or agreed to be acquired by the Offerors and their Concert Parties;

“Offerors”	means ENN Energy and Sinopec Corp. and “Offeror” shall mean either one of them, as the context requires;

“Offers”	means the Share Offer and the Option Offer to be made by the Offerors after satisfaction of the Pre-Conditions;

“Option Offer”	means the voluntary conditional cash offer to be made by the Offerors to cancel all the outstanding Options in accordance with the terms and conditions set out in this announcement;

“Options”	means the 598,304,000 outstanding share options granted by China Gas pursuant to the Share Option Scheme;

“Permitted Transfer”	has the meaning given to it under the section headed “Consortium Agreement” of this announcement;

“PRC”	means the People’s Republic of China (excluding Hong Kong, the Macau Special Administrative Region of the People’s Republic of China and Taiwan for the purpose of this announcement);

“Pre-Conditions”	means the pre-conditions to the making of the Offers as set out under the section headed “Pre-Conditions to the Offers” in this announcement;

“public”	has the meaning ascribed to it under Rule 8.24 of the Listing Rules;

“Relevant Authority(ies)”	means any government, governmental, quasi- governmental, statutory or regulatory authority, body, agency, tribunal, court or institution;

“Required Approvals”	has the meaning ascribed to it under the section headed “Pre-Conditions to the Offers” in this announcement;

“SAFE”	means the State Administration of Foreign Exchange of the PRC (“中華人民共和國國家外匯管理局”) and any of its branch organizations or offices;

“SASAC”	means the State-owned Assets Supervision and Administration Commission of the State Council of the PRC (“中華人民共和國國務院國有資產監督管理委員 會”);

“SFC”	means the Securities and Futures Commission of Hong Kong;

“Share Offer”
means the voluntary conditional cash offer by the Offerors to acquire all of the outstanding shares in the issued share capital of China Gas (other than those China Gas Shares already held by the Offerors and their Concert Parties) in accordance with the terms and conditions set out in this announcement;

“Share Option Scheme”	means the share option scheme adopted by China Gas on 6 February, 2003, as amended from time to time;

“Sinopec Corp.”
means China Petroleum & Chemical Corporation, a joint stock limited company established in the PRC with its shares listed on the Main Board of the Hong Kong Stock Exchange (stock code: 386) and the Shanghai Stock Exchange (stock code: 600028) and with its American depositary receipts listed on the New York Stock Exchange and the London Stock Exchange (stock code: SNP);

“Sinopec Letter of Credit”
means an irrevocable standby letter of credit dated December 12, 2011 from Industrial and Commercial Bank of China, Hong Kong branch whose beneficiary is Sinopec Corp. or its wholly-owned subsidiary as it may designate;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“subsidiary(ies)”	has the meaning ascribed to it in the Listing Rules;

“Takeovers Code”	means The Codes on Takeovers and Mergers and Share Repurchases published by the SFC;

“Total Consideration”
means the total cash consideration payable for the Offers and the cancellation of the Options, with a maximum amount of HK$16,670 million, assuming all the Optionholders exercise their Options and accept the Share Offer;

“Transaction”	means the Share Offer and the Option Offer and the implementation of all steps in connection with such Share Offer and Option Offer pursuant to the relevant transaction documents;

“Transfer”
means, in relation to any share, to (a) sell, as sign, transfer or otherwise dispose of it; (b) create or permit to subsist any encumbrance over it; (c) direct (by way of renunciation or otherwise) that another person should receive it, or assign any right to receive it; or (d) agree, whether or not subject to any condition precedent or subsequent, to do any of the foregoing;

“Unconditional Date”	means the date on which the Offers become or are declared unconditional in all respects; and

“%”	means per cent.

Hong Kong, December 12, 2011

By order of the Board of Directors of	By order of the Board of Directors of
ENN Energy Holdings Limited	China Petroleum & Chemical Corporation
Cheng Chak Ngok	Chen Ge
Executive Director and Company Secretary	Secretary to the Board of Directors

The directors of ENN Energy jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to Sinopec Corp. and its subsidiaries) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement (other than those expressed by Sinopec Corp. and/or its subsidiaries) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading. The information relating to the China Gas Group and China Gas Shareholders in this announcement has been extracted from or based on publicly available information of China Gas, including without limitation its annual report for the year ended March 31, 2011, its interim report for the six months ended September 30, 2011 and its monthly return for the month ended November 30, 2011. The only responsibility accepted jointly and severally by the directors of ENN Energy in respect of such information is for the correctness and fairness of its reproduction or presentation.

The directors of Sinopec Corp. jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to ENN Energy and its subsidiaries) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement (other than those expressed by ENN Energy and/or its subsidiaries) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading. The information relating to the China Gas Group and China Gas Shareholders in this announcement has been extracted from or based on publicly available information of China Gas, including without limitation its annual report for the year ended March 31, 2011, its interim report for the six months ended September 30, 2011 and its monthly return for the month ended November 30, 2011. The only responsibility accepted jointly and severally by the directors of Sinopec Corp. in respect of such information is for the correctness and fairness of its reproduction or presentation.

As at the date of this announcement, the board of directors of ENN Energy comprises 12 directors, of whom Wang Yusuo, Cheung Yip Sang, Zhao Jinfeng, Yu Jianchao, Cheng Chak Ngok, Zhao Shengli and Wang Dongzhi are executive directors, Zhao Baoju, Jin Yongsheng are non-executive directors, Wang Guangtian, Yien Yu Yu, Catherine, Kong Chung Kau are independent non-executive directors.

As of the date of this announcement, the directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Li Deshui+, Xie Zhongyu+, Chen Xiaojin+, Ma Weihua+, Wu Xiaogen+.

#     Executive Director

*     Non-executive Director

+     Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: December 13, 2011